Exhibit 99.2

Date: 16/03/2010	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: YUKON-NEVADA GOLD CORP (Amendment)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Annual General & Special Meeting
Meeting Type :	(amended)
Record Date for Notice of Meeting :	08/04/2010
Record Date for Voting (if applicable) :	08/04/2010
Beneficial Ownership Determination Date:	08/04/2010
Meeting Date :	13/05/2010
Meeting Location (if available) :	#490, 688 West Hastings Street,
Vancouver, B.C. V6B 1P1

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	98849Q101	CA98849Q1019

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for YUKON-NEVADA GOLD CORP